NCM CAPITAL INVESTMENT TRUST

                          EXPENSE LIMITATION AGREEMENT




     This Agreement is made and entered into effective as of May 3, 2007, by and between the NCM Capital Mid-Cap Growth Fund (the "Fund"), a series of shares of the NCM Capital Investment Trust, a Delaware statutory trust (the "Trust") and NCM Capital Advisers, Inc., a Delaware corporation (the "Adviser").

     WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust ("Trust Instrument"), dated December 4, 2006 and is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company of the series type; and

     WHEREAS, the Fund is a series of the Trust; and

     WHEREAS, the Fund and the Adviser have entered into an Investment Advisory Agreement dated April 19, 2007 ("Advisory Agreement"), pursuant to which the Adviser provides investment advisory services to the Fund; and

     WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund, and, therefore, have entered into this Agreement, in order to maintain the Fund's expense ratios within the Operating Expense Limit, as defined below;

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.   Expense Limitation.

     (a) Applicable Expense Limit. To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Adviser (but excluding interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Fund's business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) incurred by the Fund in any fiscal year ("Fund Operating Expenses"), exceed the Operating Expense
Limit, as defined in Section 1(b) below, such excess amount (the "Excess Amount") shall be the liability of the Adviser.

     (b) Operating Expense Limit. The Fund's maximum operating expense limit ("Operating Expense Limit") in any year shall be 1.30% of the average daily net assets of each class of shares of the Fund.


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     (c) Method of Computation. To determine the Adviser's liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser shall also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

     (d) Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.   Term and Termination of Agreement.

         This Agreement with respect to the Fund shall continue in effect until the last day of February, 2008 and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not "interested persons" of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement ("Non-Interested Trustees"). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon written notice 90 days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.

3.   Miscellaneous.

     (a) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

     (b) Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust or by-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

     (c) Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the


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computations  of net asset  values,  and the  allocation  of expenses,  having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.



                                    NCM CAPITAL MID-CAP GROWTH FUND, A SERIES
                                    OF THE NCM CAPITAL INVESTMENT TRUST



                                    /s/ Theo H. Pitt, Jr.
                                    ----------------------------------------
                                    By:     Theo H. Pitt, Jr.
                                    Title:  Trustee



                                    NCM Capital Advisers, Inc.



                                    /s/ Maceo K. Sloan
                                    ----------------------------------------
                                    By:     Maceo K. Sloan
                                    Title:  Chief Executive Officer










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